ASPIRE REAL ESTATE INVESTORS, INC.

1920 Main Street, Suite 150

Irvine, California 92614

November 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Aspire Real Estate Investors, Inc.
Registration Statement on Form S-11 (File No. 333-249285) and Form 8-A (File No. 001-39705)

Dear Mr. Regan:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Aspire Real Estate Investors, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for its consent to withdraw the Company’s Registration Statement on Form S-11 (File No. 333-249285), as originally filed by the Company with the Commission on October 2, 2020, and most recently amended on November 13, 2020, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective immediately or as soon thereafter as practicable.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Company has determined not to proceed with its proposed initial public offering at this time due to market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Registration Statement was declared effective by the Commission on November 16, 2020. No sales of the Common Stock were made pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company hereby respectfully applies to the Commission for its consent to withdraw the Company’s registration statement on Form 8-A (File No. 001-39705) filed with the Commission on November 16, 2020, together with all exhibits thereto (the “Form 8-A”), with such application to be approved effective concurrently with the withdrawal of the Registration Statement to which it relates.

We would appreciate if you would please provide Daniel M. LeBey of Vinson & Elkins L.L.P. a copy of the order consenting to the withdrawal of the Registration Statement and the Form 8-A by email at dlebey@velaw.com as soon as it is available.

Should you have any questions regarding this matter, please contact Daniel M. LeBey at (804) 327-6310. Thank you for your assistance.

Very truly yours,

Aspire Real Estate Investors, Inc.

By:	/s/ Wesley Wilson
Name: Wesley Wilson
Title: Executive Vice President, Chief Financial Officer and Treasurer